Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Algorhythm Holdings, Inc. (f/k/a The Singing Machine Company, Inc.) on Form S-1 of our report dated April 15, 2024, which includes an explanatory paragraph as to Algorhythm Holdings, Inc.’s ability to continue as a going concern, with respect to our audits of the financial statements of Algorhythm Holdings, Inc. as of December 31, 2023 and for the nine-month transition period from April 1, 2023 through December 31, 2023 , which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Philadelphia, Pennsylvania

November 12, 2024